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                 SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549

                        ____________________


                              FORM 10-C


               Pursuant to Section 13 or 15(d) of the
                   Securities Exchange Act of 1934


Date of Report  (Date of earliest event reported)     December 29, 1995
                                                  -------------------------



                         SPINNAKER INDUSTRIES, INC.
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        Delaware                        0-9559             06 0544125
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(State or other jurisdiction         (Commission          (IRS Employer
      of Corporation                 file Number)       Identification No.)


            600 N. Pearl St., Suite 2160, Dallas, Texas 75201
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        (Address of principal executive offices)      (Zip Code)



Registrant's telephone number, including area code:    (214) 855-0322
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      (Former name or former address, if changed since last report)

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Form 10-C


Securities and Exchange Commission
Washington, DC  20549


Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:  SPINNAKER INDUSTRIES, INC.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 600 N. PEARL ST., STE 2160, DALLAS, TX 75201

ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  214-855-0322


I.  Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:       Spinnaker Industries, Inc. - Common Stock
2.  Number of shares outstanding before the change: 1,810,504
3.  Number of shares outstanding after the change:  2,715,756
4.  Effective date of change:        December 29, 1995
5.  Method of change:           3 for 2 stock split



II.  Change in Name of Issuer

N/A

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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused the Agreement to be signed on behalf by the undersigned, thereunto duly authorized.

                                        SPINNAKER INDUSTRIES, INC.
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                                        (Registrant)

                                        By:  /s/ James W. Toman
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                                             James W. Toman
                                             Controller


Date:  January 8, 1996
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